Exhibit 99.5

SAREPTA THERAPEUTICS, INC.
215 FIRST STREET SUITE 415
CAMBRIDGE, MA 02142

August 13, 2025

Arrowhead Pharmaceuticals, Inc.
Christopher Anzalone, Ph.D.
Chief Executive Officer
177 E Colorado Blvd Suite 700
Pasadena, CA 91105

      Re: Exclusive License and Collaboration Agreement, by and between Arrowhead Pharmaceuticals, Inc. ("Arrowhead" or the "Company") and Sarepta Therapeutics, Inc., ("Sarepta Therapeutics") dated November 25, 2024 (the "Collaboration Agreement")

Dear Dr. Anzalone:

This letter agreement (the "Agreement") memorializes our agreement with respect to the payment of the DM1 First Development Milestone Payment (as such term is defined in Section 8.3.1(a)(i) of the Collaboration Agreement). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to such terms in the Collaboration Agreement.

Pursuant to Section 8.3.1(a)(i) of the Collaboration Agreement, a milestone payment of $100,000,000 is due from Sarepta Therapeutics to Arrowhead no later than 60 days after the achievement of such milestone (the "Milestone Payment"). As we have discussed, the Milestone Payment will instead be satisfied with the delivery to Arrowhead of: (i) $50,000,016.69 payable by wire transfer no later than September 28, 2025, and (ii) 2,660,989 shares of Arrowhead Common Stock, par value $0.001 per share (the "Shares"), which will be delivered to Arrowhead as set forth below by Sarepta Therapeutics Investments, Inc. ("Sarepta Investments" and together with Sarepta Therapeutics, "Sarepta").

In consideration of the foregoing, the parties hereto hereby agree as follows:

ARTICLE I
STOCK PAYMENT

      1.1   Delivery of Shares. The delivery of the Shares contemplated herein (the "Closing") shall take place on August 15, 2025 (the "Closing Date"), unless another date is agreed to by Arrowhead and Sarepta Investments. The Closing shall take place in San Francisco at the offices of Gibson, Dunn & Crutcher LLP or at such other place (including by facsimile or PDF) as Arrowhead and Sarepta Investments shall agree in writing at such time as the parties shall mutually agree. At the Closing, in accordance with the terms and subject to the conditions hereinafter set forth, Sarepta Investments shall transfer and deliver to Arrowhead, and Arrowhead shall redeem and acquire from Sarepta Investments, all of Sarepta's rights, title and interest in and to the Shares, in satisfaction of the obligation of Sarepta Therapeutics to pay to Arrowhead $49,999,983.31 of the DM1 First Development Milestone Payment. For avoidance of doubt,

Sarepta will remain obligated to make a one-time, non-refundable, and non-creditable milestone payment to Arrowhead of the remaining $50,000,016.69 pursuant to Section 8.3.1(a)(i) of the Collaboration Agreement, which payment shall be made by wire transfer no later than September 28, 2025.

ARTICLE II
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF SAREPTA

Sarepta hereby represents and warrants to, and agrees with, Arrowhead, as of the date hereof and as of the Closing Date, as follows:

2.1   Sarepta Investments is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to execute, deliver and perform this Agreement. All action on the part of Sarepta Investments and, as applicable, its officers and directors necessary for the authorization, execution, delivery and performance of all obligations of Sarepta under this Agreement has been taken. This Agreement constitutes the valid and legally binding obligations of Sarepta Investments, enforceable in accordance with their terms except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally or by equitable principles and (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.2   The execution and delivery of this Agreement by Sarepta Investments does not, and the performance of this Agreement by Sarepta Investments will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws of Sarepta Investments, (ii) conflict with or violate any law applicable to Sarepta Investments or by which any property or asset of Sarepta Investments is bound or affected or (iii) conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K) (a "Material Contract") of Sarepta Therapeutics, except for, in the case of each clause (ii) and (iii), conflicts, violations, or defaults, which, individually or in the aggregate, would not materially adversely affect the ability of Sarepta to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

2.3   Sarepta Investments (a) is the sole record owner of the Shares, (b) has good and marketable title to each of the Shares and (c) has the full legal right, power and authority to transfer and deliver the Shares in accordance with the terms of this Agreement. The delivery by Sarepta Investments to Arrowhead of the Shares pursuant to the terms of this Agreement will transfer to Arrowhead good, valid and legal title to such Shares, free and clear of any and all liens, claims, pledges, charges, security interests or encumbrances. Except for the Investor Rights Agreement, dated as of February 7, 2025, by and between Arrowhead and Sarepta Investments, none of such Shares are subject to any shareholders agreement, voting agreement, voting trust, proxy or any other contractual obligation relating to the transferability or the voting of such Shares.

2.4   There is no investment banker, broker, finder, financial advisor, placement agent or other person that has been retained by or is authorized to act on behalf of Sarepta that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

2.5   Sarepta has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the transactions contemplated hereby, and is entering into such transactions with a full understanding of all of the terms, conditions and risks thereof and knowingly and willingly assumes such terms, conditions and risks. Sarepta acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, Arrowhead and its business and operations, and has had, and has, full access to such information about Arrowhead and its business and operations as Sarepta requires.

2.6   Sarepta acknowledges and agrees that as of the date hereof: (i) Arrowhead, its directors, officers, agents and representatives (collectively, Arrowhead's "Agents") may have material non-public knowledge and information concerning the business, affairs, financial condition and prospects of Arrowhead that has not been made available to Sarepta or disclosed to Sarepta by Arrowhead or its Agents and that, other than the representations and warranties set forth in Section III hereto, neither Arrowhead nor its Agents have made any representation or warranty (express or implied) to Sarepta concerning Arrowhead or its business, affairs, financial condition or prospects and (ii) Arrowhead may be prohibited from disclosing to Sarepta confidential and other information, including, without limitation, information regarding the Company and its business, historical or projected financial information and results, the existence or absence of any strategic transactions or business opportunities involving the company and the value of the Securities (the information referred to in clauses (i) and (ii), collectively, "Possible MNPI");

2.7   Sarepta represents, warrants and agrees that in determining to enter into and perform this Agreement, Sarepta has not relied upon any representation, warranty, covenant or agreement (express or implied), relating to Arrowhead or its business or operations or otherwise in connection with the transactions contemplated hereby, other than the respective representations, warranties, covenants and agreements of Arrowhead expressly set forth herein.

2.8   Sarepta hereby waives any claims it may have or may hereafter acquire against Arrowhead or its Agents that could arise from any failure to disclose any Possible MNPI and agree that none of Arrowhead nor any of its Agents shall have any liability whatsoever as a result of such failure.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF ARROWHEAD

Arrowhead, hereby represents and warrants to, and agrees with, Sarepta, as of date hereof and as of the Closing Date, as follows:

3.1   Arrowhead is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to execute, deliver and perform this Agreement. All action on the part of Arrowhead and, as applicable, its officers and directors necessary for the authorization, execution, delivery and performance of all obligations of Arrowhead under this Agreement has been taken. This Agreement constitutes the valid and legally binding obligations of Arrowhead, enforceable in accordance with their terms except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally or by equitable principles and (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2   This Agreement has been (a) duly executed and delivered by Arrowhead and (b) assuming the due authorization, execution and delivery of this Agreement by Sarepta, constitutes a legal, valid, and binding obligation of Arrowhead, enforceable against Arrowhead in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors' rights generally or (ii) general principles of equity, whether considered in a proceeding at law or in equity.

3.3   The execution and delivery of this Agreement by Arrowhead does not, and the performance of this Agreement by Arrowhead will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws of Arrowhead, (ii) conflict with or violate any law applicable to Arrowhead or by which any property or asset of Arrowhead is bound or affected or (iii) conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material Contract of Arrowhead, except for, in the case of each clause (ii) and (iii), conflicts, violations, or defaults, which, individually or in the aggregate, would not materially adversely affect the ability of Arrowhead to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

ARTICLE IV
CONDITIONS TO THE PARTIES' OBLIGATIONS

4.1   Conditions to the Obligations of Arrowhead. Arrowhead's obligations to effect the transactions set forth in Article I, shall be subject to the fulfillment (or waiver by Arrowhead) at the Closing of the following conditions:

4.1.1 Representations and Warranties. The representations and warranties made by Sarepta in Article II hereof shall be true and correct in all material respects as of, and as if made on, the Closing Date.

4.1.2 Performance. Sarepta shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Sarepta at or before the Closing.

4.1.3 No Injunctions or Regulatory Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court or regulatory authority of competent jurisdiction prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect as to Sarepta; nor shall there be any action taken, or any law, regulation or order enacted, that would prohibit the consummation of the transactions contemplated by this Agreement with Sarepta.

4.2   Conditions to the Obligations of Sarepta. Sarepta's obligations to effect the transactions set forth in Article I shall be subject to the fulfillment (or waiver by Sarepta) at the Closing of the following conditions:

4.2.1 Representations and Warranties. The representations and warranties made by Arrowhead in Article III hereof shall be true and correct in all material respects as of, and as if made on, the Closing Date.

4.2.2 Performance. Arrowhead shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Arrowhead at or before the Closing.

4.2.3 No Injunctions or Regulatory Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court or regulatory authority of competent jurisdiction prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect; nor shall there be any action taken, or any law, regulation or order enacted, that would prohibit the consummation of the transactions contemplated by this Agreement.


ARTICLE V
TERMINATION


5.1   Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

5.1.1 By Arrowhead or by Sarepta, if: (a) there shall be in effect a final non-appealable order of any court or regulatory authority of competent jurisdiction preventing consummation of the transactions contemplated hereby with Sarepta, or (b) there shall be any statute, rule, regulation or order enacted by any court or regulatory authority of competent jurisdiction that would make consummation of the transactions contemplated hereby with Sarepta illegal.

5.1.2 By Arrowhead, if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Sarepta such that the conditions set forth in Section 4.1.1 or 4.1.2, would not be satisfied as of such time.

5.1.3 By Sarepta, if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Arrowhead such that the conditions set forth in Section 4.2.1 or 4.2.2, would not be satisfied as of such time.

5.2   Effect of Termination. In the event of a valid termination of this Agreement as provided in Section 5.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Arrowhead or Sarepta, or their respective officers, directors or shareholders or affiliates or associates; *provided, however,* that Arrowhead and Sarepta shall each remain liable for any willful breaches by such party of the representations, warranties, covenants or agreements of such party set forth in this Agreement occurring prior to its termination; and *provided further* that the provisions of Article VI (other than Section 6.6) shall remain in full force and effect and survive any termination of this Agreement.


ARTICLE VI
MISCELLANEOUS


6.1   Survival of Representations, Warranties and Agreements. The covenants, representations and warranties of each party contained herein shall survive the Closing. The representations and warranties of a party (the "Representing Party") shall not be affected or deemed waived by reason of any investigation made (or not made) by or on behalf of the party benefiting from such representation or warranty (the "Benefiting Party"), including any investigations made (or not made) by any of the Benefiting Party's advisors, agents, consultants or representatives, or by reason of the fact that the Benefiting Party or any of such advisors, agents, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate or untrue.

        6.2   <u>Indemnification.</u> Each party, severally and not jointly, agrees to indemnify, defend and hold harmless the other party or parties, as the case may be, its or their respective managers, partners, directors, officers, members, employees, attorneys, accountants, agents and representatives, and its or their respective heirs, successors and permitted assigns from and against all liabilities, losses and damages, together with all reasonable and documented out-of-pocket costs and expenses related thereto (including, without limitation, reasonable and documented out-of-pocket legal fees and expenses), based upon, arising out of, resulting from or otherwise in connection with (a) any material inaccuracy or breach of any representation and warranty of such party herein, or (b) any material breach of any covenant and agreement of such party herein.

        6.3   <u>Notices.</u> All notices and other communications given or made pursuant hereto will be in writing and will be deemed to have been duly given on the date delivered, if delivered personally, or on the next business day after being sent by reputable overnight courier (with delivery tracking provided, signature required, and delivery prepaid), in each case, to the parties at the following addresses, or on the date sent and confirmed by confirmatory return email to the email address specified below or at such other address, or email address for a party as will be specified by notice given in accordance with this Section 6.3.

if to Sarepta:

Sarepta Therapeutics Investments, Inc.
215 First Street
Cambridge, MA 02142
Attention: General Counsel
Email: [***]

Sarepta Therapeutics, Inc.
215 First Street
Cambridge, MA 02142
Attention: General Counsel
Email: [***]

With a copy to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199 3600
Attention: William J. Michener
Email: [***]

if to Arrowhead:

    Arrowhead Pharmaceuticals, Inc.
    117 E. Colorado Blvd., Suite 700
    Pasadena, CA 91105
    Attention: General Counsel
    Email: [***]

With a copy to:

    Gibson, Dunn & Crutcher LLP
    One Embarcadero Center, Suite 2600
    San Francisco, CA 94111
    Attention: Ryan Murr
    Email: [***]

6.4   No Assignment. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Arrowhead and Sarepta may not assign their respective rights or obligations under this Agreement, in whole or in part, except with the consent of the other party. Any attempted assignment made in contravention of this Agreement shall be null and void and of no force or effect.

6.5   Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; *provided, however*, that the economic or legal substance of the transactions contemplated hereby not thereby be affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall (subject to the proviso in the preceding sentence) negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

6.6   Cooperation; Further Assurances. Arrowhead, on the one hand, and Sarepta, on the other hand, at the request of the other such party, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby. Each party agrees to use commercially reasonable efforts to cause the conditions set forth in Article IV to be satisfied, where the satisfaction of such conditions is within the control of, or depends on action or forbearance from action by such party. From and after the Closing Date, upon the request of Arrowhead, on the one hand, or either Sarepta, on the other hand, such other party, as applicable, shall execute and deliver such instruments, documents or other writings as may be reasonably necessary to confirm and carry out, and to effectuate fully the intent and purposes of, this Agreement.

6.7   Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, representations, understandings and agreements of the parties with respect to the subject matter hereof and thereof. No party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.8   Amendments and Waivers. Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each party hereto (with respect to an amendment) and the written consent of each party from whom a waiver is sought (with respect to a waiver). No waiver of any provision or consent to any action shall constitute a waiver of any other provision or consent to any other action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver in the future except to the extent specifically set forth in writing.

6.9   Counterparts, Execution. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement, and may be delivered to the other parties hereto by facsimile.

6.10   Section Headings and References. The section headings contained herein are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. When a reference is made in this Agreement to a Section, such reference is to a Section of or to this Agreement unless otherwise indicated. The words "hereof," "herein," "hereto" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms defined in the singular has a comparable meaning when used in the plural, and vice versa. References to an agreement are to such agreement as amended, restated, modified or otherwise supplemented, from time to time. The term "dollars" and "$" means United States dollars. The word "including" means "including without limitation" and the words "include" and "includes" have corresponding meanings.

6.11   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

6.12   Venue; Jurisdiction. The parties hereby irrevocably and unconditionally submit to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement.

6.13   Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF ARROWHEAD AND SAREPTA HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SUBJECT MATTER HEREOF OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER AT LAW OR IN EQUITY, WHETHER SOUNDING IN CONTRACT, TORT, STATUTE OR OTHERWISE). EACH OF ARROWHEAD AND SAREPTA ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY OR PARTIES, AS THE CASE MAY BE, THAT THIS SECTION 6.13 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING,

AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. ARROWHEAD OR SAREPTA MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 6.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

6.14   No Strict Construction. The parties have participated jointly in the negotiation and drafting of this Agreement with counsel sophisticated in transactions of this type. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

6.15   Expenses. Sarepta and Arrowhead shall bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the transactions contemplated hereby.

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IN WITNESS WHEREOF, Arrowhead and the Sarepta have caused this Agreement to be duly executed as of the date hereof:

SAREPTA THERAPEUTICS, INC.

By: /s/ Ryan Wong
       Name: Ryan Wong
       Title: Chief Financial Officer

SAREPTA THERAPEUTICS INVESTMENTS, INC.

By: /s/ Joe Bratica
       Name: Joe Bratica
       Title: President

Agreed and accepted as of the date first set forth above:

ARROWHEAD PHARMACEUTICALS, INC.

By: /s/ Christopher Anzalone
       Name: Christopher Anzalone
       Title: Chief Executive Officer and President